Exhibit 99.1

Sterlite Industries (India) Limited
75 Nehru Road, Vile Parle (East)
Mumbai 400099, INDIA
Tel: +91 (0) 22 6646 1000
Fax: +91 (0) 22 6646 1451
www.sterlite-industries.com

23 January 2012

Sterlite Industries (India) Limited

Consolidated Results for the Third Quarter and Nine Months

Ended 31 December 2011

Mumbai: Sterlite Industries (India) Limited (“SIIL” or the “Company”) today announced its unaudited consolidated results for the third quarter (“Q3”) and nine months (“nine month period”) ended 31 December 2011.

Highlights of the quarter

Operational Performance

•	Record production volumes of refined Lead and Silver at Zinc India operations

•	Commissioned the 350tpa silver refinery at Zinc India

Financial performance

•	Revenues up 24% at Rs. 10,246 crore

•	EBITDA up 17% at Rs. 2,318 crore

•	PAT at Rs. 914 Cr after foreign exchange loss of Rs. 425 crore

•	Strong balance sheet with cash and liquid investments of Rs. 21,546 crore

Financial Highlights

	(In Rs. crore, except as stated)
Particulars	Quarter ended 31 December		Change	Nine Months Ended 31 December		Change
	2011	2010	%	2011	2010	%
Net Sales/Income from operations	10,246	8,294	23.5	30,204	20,248	49.2
EBITDA	2,318	1,979	17.2	7,559	4,991	51.4
Interest expense (excluding forex)	157	74		459	217
Exchange gain/(loss)	(425)	(18)		(798)	22
Profit before depreciation and taxes (PBDT)	2,606	2,382	9.4	8,721	6,516	33.8
Depreciation	458	249		1,323	678
Taxes	505	421		1,624	1,245
Profit After Taxes	1,643	1,711	(4.0)	5,775	4,592	25.8
Minority Interest	466	508		1,611	1,269
Share in Profit/(Loss) of Associate	(264)	(102)		(612)	(205)
Attributable PAT after exceptional item	914	1,101	(17)	3,551	3,118	13.9
Basic Earnings per Share (EPS) (Rs. /share)*	2.7	3.3		10.6	9.3
Underlying earnings per Share (EPS) (Rs./share)* (Before FX loss)	4.0	3.3		12.9	9.2
Exchange rate (Rs/$)	51.0	45.3	12.7	47.2	45.7	3.2

*	Not Annualized

Sterlite Industries (India) Limited	Page 2 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Zinc India Business

Particulars	Quarter ended 31 December		Change	Nine Months Ended 31 December		Change
	2011	2010	%	2011	2010	%
Production (in Kt, except for silver)
Mined Metal	209	222	(6.0)	607	609	(0.3)
Refined Metal – Zinc	191	178	7.1	569	519	9.6
Refined Metal – Lead(1)	29	14	102.0	62	46	35.5
Silver (in 000’s Kgs) (2)	58	42	37.1	154	129	18.9

Financials
Revenue (Rs. Cr)	2,726	2,589	5.3	8,070	6,663	21.1
EBITDA (Rs. Cr)	1,373	1,497	(8.3)	4,351	3,600	20.9
PAT (Rs. Cr)	1,278	1,303	(1.9)	4,087	3,129	30.6
CoP with Royalty ($/MT)	944	988	4.5	1,015	994	(2.1)
CoP without Royalty ($/MT)	785	790	0.7	836	817	(2.3)
Zinc LME ($/MT)	1,897	2,315	(18.0)	2,123	2,116	0.3
Lead LME ($/MT)	1,983	2,390	(17.0)	2,328	2,124	9.6

(1)	Includes captive consumption of 1,730 tonnes in Q3 FY2012 vs. 1,746 tonnes in Q3 FY2011, and 4,469 tonnes in ‘nine months period’ FY2012 vs. 4,558 tonnes in ‘nine months period’ FY2011.
(2)	Includes captive consumption of 9,182 Kgs. in Q3 FY2012 vs. 9,236 Kgs. in Q3 FY2011, and 23,571 Kgs. in ‘nine months period’ FY2012 vs. 23,981 Kgs. in ‘nine months period’ FY2011.

Mined metal production in Q3 was marginally lower at 209,007 tonnes, compared with the corresponding prior quarter. Refined Zinc production in Q3 was up 7% at 190,946 tonnes, compared with the corresponding prior quarter primarily on account of improved throughput and operational efficiencies.

Refined Lead production in Q3 was highest ever at 28,804 tonnes, up 102%, compared with the corresponding prior quarter. The increase in production was due to volume contribution from the newly commissioned 100kt Dariba Lead smelter, currently under ramp-up.

Refined Silver production in Q3 was highest ever at 57,595 kg, up 37% compared with the corresponding prior quarter. This was mainly attributable to higher input from the mines and volume contribution from the new 350tpa Silver refinery commissioned during the quarter.

Revenues and EBITDA for Q3 were Rs. 2,726 crore and Rs. 1,373 crore respectively. The decrease in EBITDA was mainly on account of lower LME prices, higher coal costs and manufacturing expenses, which more than offset the benefit of higher volumes and higher realisation on account of rupee depreciation.

The Zinc metal cost, without royalty, during the quarter was Rs. 40,300 per MT ($785), 13% higher in INR, compared with the corresponding prior quarter. The positive impact of operational efficiencies was more than offset by increase in commodity prices and other inflationary factors.

The average Silver Cash Settlement Price per London Bullion Market Association increased to $31.87/oz in Q3 FY2012 from $26.43/oz in the corresponding prior quarter. The silver revenue increased to Rs. 255 Cr from Rs. 116 Cr in corresponding prior period.

Sterlite Industries (India) Limited	Page 3 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Expansion Projects

Ramp-up of the Sindesar Khurd mine is on track to achieve its targeted 2.0mtpa capacity. The 100ktpa Dariba Lead smelter, commissioned during Q2, is ramping up well. The new 350tpa Silver refinery has been successfully commissioned during the quarter. The mine development work at proposed 1.0mt Kayar mine has commenced.

Zinc International Business

Particulars	Quarter Ended 31st December	Quarter Ended 30th September	Change	Nine Months Ended 31 December
	2011	2011	%	2011
Production (Kt)
Mined Metal Content (MIC)- BMM & Lisheen	71	77		228
Refined Metal content – Skorpion	34	37		109

Total	105	114	(7.9)	337

Financials
Revenue (Rs. Cr)	1,030	1,160	(11.2)	3,251
EBITDA (Rs. Cr)	342	526	(35.0)	1,385
PAT (Rs. Cr)	201	342	(41.2)	860
CoP – ($ per MT)	1,188	1,242	4.3	1,237
Zinc LME ($/MT)	1,897	2,224	(14.7)	2,123
Lead LME ($/MT)	1,983	2,459	(19.4)	2,328

The total equivalent zinc-lead production was 105,000 tonnes in Q3. This comprised production of zinc-lead concentrate of 71,000 tonnes MIC at BMM and Lisheen, and refined zinc production of 34,000 tonnes at Skorpion.

Revenues and EBITDA for Q3 were Rs. 1,030 crore and Rs. 342 crore respectively, a decrease of 11.2% and 35% respectively, compared with the immediately preceding quarter. EBITDA is lower on account of lower zinc and lead LME, partly offset by decrease in the production costs.

Sterlite Industries (India) Limited	Page 4 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Copper Business

Particulars	Quarter Ended 31st December		Change	Nine Months Ended 31 December		Change
	2011	2010	%	2011	2010	%
Production (Kt)
Mined Metal Content	6	4	50.7	17	18	(2.4)
Cathodes	84	79	6.9	245	224	9.7

Financials
Revenue (Rs. Cr)	5,130	4,626	10.9	15,068	10,740	40.3
EBITDA (Rs. Cr)	395	225	75.5	1,125	693	62.3
Exchange gain/(loss)	(179)	(6)		(376)	14
PAT (Rs. Cr)	347	265	30.9	1,033	1,182	(12.6)
Net CoP – cathode (¢/ lb)	2.4	1.2		(1.4)	5.0
Tc/Rc (¢ / lb)	15.9	11.2	42.6	14.3	12.1	17.8
LME ($/MT)	7,489	8,674	(13.7)	8,531	7,638	11.7

During Q3, copper cathode production at the Tuticorin smelter was 6.9% higher at 84,000 tonnes compared with the corresponding prior quarter.

Mined metal production at Australia mines was 6,000 tonnes in Q3.

Revenue and EBITDA for Q3 were Rs 5,130 crore and Rs 395 crore, an increase of 10.9% and 75.5% respectively, compared with the corresponding prior quarter, primarily on account of higher TcRcs, better margins on phosphoric acid sales, and positive impact of rupee depreciation.

Despite improved operational performance, the PAT was lower due to MTM loss on FCCB bond liabilities due to depreciation of Indian Rupee which resulted in a net exchange loss of Rs. 72 crore in Q3 after adjusting fair value gain on derivative portion.

In reference to Special Leave Petition (SLP) filed by the company against the closure order of the copper smelter at Tuticorin, the Honourable Supreme Court in subsequent hearings directed Tamil Nadu Pollution Control Board (TNPCB) to issue directions to implement the improvement measures suggested by National Environment Engineering Research Institute (NEERI), Central Pollution Control Board (CPCB) and TNPCB. The matter was last heard on 17th January 2012 and listed for further hearing on 28th March 2012. The company is fully on track to implement the improvement measures suggested by TNPCB. Interim stay order granted by the Supreme Court continues and the unit continues to operate at rated capacity.

Expansion Projects

The construction of the captive power plant at Tuticorin is progressing well and the first unit of 80MW is scheduled for commissioning in Q4 FY2011-12.

Sterlite Industries (India) Limited	Page 5 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Aluminium Business (BALCO)

Particulars	Quarter Ended 31st December		Change	Nine Months Ended 31 December		Change
	2011	2010	%	2011	2010	%
Production (Kt)
Aluminum	63	65	(4.3)	184	193	(5.0)

Financials
Revenue (Rs. Cr)	801	802	(0.2)	2,243	2,186	2.6
EBITDA (Rs. Cr)	32	158	(79.7)	278	386	(27.9)
PAT (Rs. Cr)	(17)	103		110	197	(43.9)
CoP ($/MT)	1,880	1,795	(4.8)	1,984	1,785	(11.1)
LME ($/MT)	2,090	2,343	(10.8)	2,360	2,176	8.5

The BALCO aluminium smelter continues to operate at its rated capacity, with production of 63,000 tonnes during Q3.

Revenue and EBITDA for Q3 were Rs. 801 and Rs. 32 Crore respectively. EBITDA was lower on account of higher costs of production and lower LME prices, partly offset by the rupee depreciation. During Q3, the COP of hot metal produced was at Rs 98,234 per MT, 22% higher in INR, compared with the corresponding prior quarter. The increase in cost was primarily due to increase in costs of coal, alumina and carbon.

Expansion Project

The first metal tapping from the 325 ktpa aluminium smelter is now scheduled for Q2 FY2013. The first unit of the 1,200MW (4x300MW) captive power plant is expected to be synchronised in Q1 FY 2012-13.

Coal Block

We have made further progress on getting the required regulatory approvals for the 211 mn tonne coal block at BALCO. The EAC in its meeting held in Nov 2011 has accorded its approval for the project, paving the way for the remaining approvals.

Sterlite Industries (India) Limited	Page 6 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Vedanta Aluminium Limited

Particulars	Quarter Ended 31 December		Change	Nine Months Ended 31 December		Change
	2011	2010	%	2011	2010	%
Alumina (Mt)	236	147	60.7	687	522	31.6

Aluminium (Mt)	107	103	4.4	308	277	11.3
Financials
Revenue (Rs. Cr)	1,444	1,216	18.7	4,117	3,086	33.4
EBITDA (Rs. Cr)	102	131	(22.1)	341	468	(27.1)
Exchange gain/(loss)	(339)	48		(544)	238
PAT (Rs./ Cr)	(893)	(347)		(2,076)	(697)
SIIL Share (Rs./Cr)	(264)	(102)		(612)	(205)
Alumina COP ($/MT)	323	343	5.9	350	328	(6.7)
Aluminium COP ($/MT)	2,004	2,071	3.3	2,280	1,974	(15.5)

Alumina production at Lanjigarh was 236,000 tonnes in Q3. The Aluminium production in Q3 was 107,000 tonnes at Jharsuguda – I smelter.

Revenue and EBITDA for Q3 were Rs. 1,444 crore and Rs 102 crore respectively. The COP of hot metal produced during the quarter was Rs 102,224 per MT (US $2,004), 9% higher than the corresponding prior quarter due to higher coal and carbon costs. However, the CoP of hot metal during Q3 was lower by 22% compared to Q2 due to improved operational performance as expected.

During the quarter, there was a net loss of Rs. 893 Crore on account of compressed margins and higher finance cost due to Mark to Market loss on foreign exchange fluctuation on borrowings. The interest and finance charges during Q3 were Rs. 793 crore which includes MTM loss of Rs 339 crore due to currency depreciation.

The 1.25 mtpa Jharsuguda-II smelter project is in the final stages of completion, and we continue to evaluate the option of selling power versus producing aluminium at this smelter.

Status of Investment in Associate Company as at 31 Dec 2011

Investment In VAL (Rs. In Crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	NA	1,954
Quasi Equity / Debt	9,612	2,299	15,653	27,564
Total funding	10,175	3,690	15,653	29,518
Corporate Guarantees	4,358	26,477	—	30,835

Sterlite Industries (India) Limited	Page 7 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Energy Business

Particulars	Quarter Ended 31st December		Change	Nine Months Ended 31 December		Change
	2011	2010	%	2011	2010	%
Merchant sales (Mn units)
SEL *	1,559	245		3,964	294
Balco 270 MW	382	418	(8.9)	1,192	1,192	(0.3)
WPP	56	36	54.9	256	156	63.3

Total	1,996	699		5,412	1,642

Financials
Revenue (Rs. Cr)	574	123	365.3	1,775	505	251.4
EBITDA (Rs. Cr)	147	37	297.4	447	250	78.7
PAT (Rs. Cr)	35	18	98.3	108	153	(29.2)
Average CoP (Rs./ unit)	2.47	1.82	(35.7)	2.50	1.76	(42.1)
Net Realization (Rs./unit)	3.4	2.7	26.6	3.60	3.75	(4.0)
SEL CoP (Rs/unit)	2.6	—	—	2.78	—
SEL realization (Rd/unit)	3.5	—	—	3.7	—

*	428 MU and 717 MU generated under trial run in Q3 and nine months ended Dec 2011 respectively.

Power sales were 1,559 million units during Q3, significantly higher compared with the 245 million units in the corresponding prior quarter. The increase in power sales was mainly on account of sales from two 600 MW units at the 2,400 MW Jharsuguda power plant.

Revenue and EBITDA for Q3 were Rs.574 Crore and Rs.147 Crore respectively, an increase of 365% and 297% compared with the corresponding prior quarter. Increase in revenue was on account of higher sales from two units of 600 MW each commissioned in March and May 2011 and higher realisations of power.

During Q3, the generation cost at SEL was Rs 2.6 per unit as against the Rs 2.9 per unit in Q2 of 2011-12. The cost at SEL was lower on account of improved operating performance.

The third 600 MW unit is currently under trial run.

Expansion Projects

Work on the fourth 600 MW unit of the Jharsuguda power plant is progressing well and the same is expected to be synchronized in Q4 FY 2011-12.

Work on the power project at Talwandi Sabo is progressing as scheduled with synchronization of first unit scheduled for Q4 FY 2012-13.

We have commissioned 135MW of the 150MW expansion in wind power generation capacity announced in January 2011. The balance capacity is expected to be commissioned in early Q4 FY2012. Post the expansion, the Company’s wind power generation capacity will increase to 273MW.

Depreciation

Depreciation and amortization cost for the quarter was higher at Rs. 458 crore compared with Rs. 249 crore during the corresponding prior quarter, due to capitalisation of Dariba lead smelter at Zinc India operations, wind power project and two units of 600 MW at SEL, Jharsuguda and Rs 142 crore charged during the quarter on the assets of our Zinc International business.

Sterlite Industries (India) Limited	Page 8 of 8
Results for the Third Quarter and Nine Months Ended 31 December 2011

Income Tax

Effective tax rate was at 23.5% for the current quarter compared with 19.7% in the corresponding prior period.

Foreign Currency Losses

Due to depreciation of Indian Rupee, the net impact of foreign currency exchange fluctuations during the quarter resulted in a loss of Rs 425.39 crore.

Cash, Cash Equivalents and liquid investments

As at 31 December 2011, on consolidated basis, the Company had cash and cash equivalents of Rs. 21,546 crore, out of which Rs. 13,683 crore was primarily invested in debt mutual funds and Rs. 7,863 crore was in Bank fixed deposits and current account balance with Banks.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.